Exhibit 99.1

Eco Wave Power Installs Core Energy Conversion Unit at
Port of Los Angeles, Paving the Way for First U.S. Wave Energy Project

Los Angeles, California – August 7, 2025 – Eco Wave Power Global AB (publ) (NASDAQ: WAVE), a leading onshore wave energy company, today announced the installation of its energy conversion unit at the Port of Los Angeles, marking a key step toward first operational testing of the company’s inaugural U.S. wave energy pilot.

The energy conversion unit (ECU) is the central component of Eco Wave Power’s patented system. It is located onshore and converts the up-and-down motion of ocean waves, transferred via hydraulic cylinders, into clean electricity.

“The placement of our energy conversion unit is more than just a technical milestone—it represents the moment our project transitions from construction to the pre-operation stage,” said Inna Braverman, Founder and CEO of Eco Wave Power. “With the ECU on-site, we are now preparing for the first testing phase of our U.S. pilot and showcasing a path toward practical wave energy adoption in America.”

The Port of Los Angeles pilot is a demonstration project, specifically designed to:

1.	Facilitate environmental monitoring and regulatory processes with key authorities

2.	Serve as an educational and showcase platform for officials, industry stakeholders, and potential partners

3.	Build the foundation for future, larger-scale, grid-connected wave energy projects

The company will continue to collect primary energy production data from its grid-connected site in Israel, which will be supplemented by upcoming deployments in Taiwan, India, and Portugal, creating a multi-site operational network for performance and durability validation.

Eco Wave Power’s onshore system is modular and low impact, requiring no seabed drilling or marine construction, and is designed for minimal environmental disturbance.

The project is made possible through strong local partnerships:

●	C&S Welding Inc., a Wilmington-based, family-owned marine contractor, is leading the installation; and

●	All-Ways Metal, a woman-owned California fabrication company, manufactured the floaters, which were installed in the end of July, 2025.

With the energy conversion unit now installed, Eco Wave Power will move forward with final hydraulic and electrical works to complete system integration and operational testing in advance of the official unveiling on September 9, 2025.

This landmark pilot is hosted by AltaSea at the Port of Los Angeles and is supported by Shell’s Marine Renewable Program, highlighting strong collaboration between Eco Wave Power’s innovative technology and leading global energy players.

Eco Wave Power will officially unveil the project during an official opening ceremony on September 9, 2025, expected to include:

●	U.S. and California officials

●	Industry leaders and clean energy stakeholders

●	International media coverage and technology demonstrations

The ceremony will serve as a high-visibility showcase of onshore wave energy technology, reinforcing Eco Wave Power’s role as a pioneer in ocean-based renewable energy.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the placement of the Company’s energy conversion unit represents the moment the Company’s project transitions from construction to the pre-operation stage and its expectation that the Company’s first U.S. wave energy project will be unveiled on September 9th. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.